CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Launch Global Learning Centers Across Asia

October 4, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) is pleased to announce the launch of the Company’s Global Learning Centers (“GLC”), a video-conference based learning platform and education distribution network. The GLC network will allow CIBT and its Asia based academic partners the ability to distribute Western education programs through real-time video conferencing in multiple locations across Asia, including countries such as China, South Korea, Vietnam, the Middle East and the Philippines. The educational programs will be broadcast to multiple GLC locations from a centralized broadcasting studio in Vancouver and Beijing, from where CIBT instructors can teach courses ranging from English language programs to degree level programs.

The GLC network will enable CIBT the scalability to disseminate programs to the Asian mass market, as well as the seamless export of real-time video lectures and live interaction between Western-based professors and students in Asia. The efficiency of the instruction delivery method will benefit students in the form of lower tuition fees, and live and interactive communications, while providing them with better access to highly sought-after advanced programs from Western countries.  The platform will also allow Chinese academic partners to deliver Chinese language programs to CIBT’s GLC locations in North America.  Traditionally, on-line learning has not been popular in Asia, and sending western based professors to Asia is expensive.  The video conferencing system employed by CIBT is an enhanced hybrid system of on-line learning and face-to-face teaching.  In addition to educational uses, the video conferencing facilities will be used for student/teacher tutoring, marketing, recruitment, and job placement interviews.

CIBT’s Global Learning Centers are constructed within the premises of local state owned universities and college partners, which benefit the partner campus with the addition of new education technology and innovative programs from Canada and the United States. This cooperation model also allows CIBT to enter into foreign markets without the traditional high set-up costs of building a new school. Programs to be offered at the Global Learning Center include English as a Second Language (ESL), TESOL English Teaching Diploma, business, hospitality management, and customized corporate training programs.  The GLC platform will be gradually expanded to many cities and countries in Asia and North America.

“We have been operating the GLC platform on a pilot basis for nearly two years with excellent survey results from over 300 Chinese students and Canadian/US teachers”, commented Toby Chu, President, CEO and Vice Chairman of CIBT.  “During the past two years, we enhanced our platform, re-aligned our course schedules, expanded our delivery infrastructure and increased student interest.  We feel that the GLC platform will allow CIBT to reach out live and interactively to Asia’s massive student market and achieve excellent learning results without incurring significant capital and start-up costs.”

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges, and cooperative joint programs at 68 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business China, King George International College, King George International Business College, and Sprott-Shaw Colleges, which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to, risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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